UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                JANUARY 27, 2005

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL FULLY COMPLIANT

LEIDEN, THE NETHERLANDS, JANUARY 26, 2005 - IN MEDIA COVERAGE TODAY A SUGGESTION WAS MADE THAT INSIDER TRADING OCCURRED ON THE EXERCISE OF OPTIONS ON JANUARY 18, 2005, BY CERTAIN EMPLOYEES AND MEMBERS OF THE MANAGEMENT AND SUPERVISORY BOARDS OF DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL).

The options were exercised based on a decision made two months prior, long before the start of a closed period. This decision was documented and notified by November 11, 2004, in accordance with applicable procedures.

The insider trading laws of the Netherlands, the strictest in the world, specifically allow for this.

"Crucell complies with all applicable securities laws and regulations of the Netherlands and the United States, including its own internal code of conduct regarding insider trading," says Dr. Pieter Strijkert, Chairman of the Crucell Supervisory Board.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with sanofi pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director IR and Corp. Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   JANUARY 27, 2005                              /s/ ELIZABETH GOODWIN
------------------------               -----------------------------------------
        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications